ROPES & GRAY LLP
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April 27, 2015	Dylan Sherwood
T +1 212-841-5708
F +1 646-728-1536
dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488) Responses to Comments on Post-Effective Amendment No. 106

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on April 13, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 106 to its registration statement. PEA No. 106 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on February 27, 2015 and is designated to become effective on April 28, 2015. The purpose of PEA No. 106 was to register Class T shares of the PNC Balanced Allocation Fund and PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, and PNC Target 2050 Fund (the “Target Date Funds” and, together with PNC Balanced Allocation Fund, the “Funds”). The Trust is filing PEA No. 107 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.              The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.              The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.              The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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Prospectus

1.              Comment: Please confirm that the fee waiver and expense reimbursement that will apply for each Fund as discussed in the footnotes to each Fund’s “Annual Fund Operating Expenses” table will remain in effect for at least one year from the effective date of the Funds’ registration statement. In addition, please file the expense limitation agreement as an exhibit to the registration statement.

Response: The Funds confirm that the fee waiver and expense reimbursement will remain in effect for a period of one year from the effective date of the Funds’ registration statement, subject only to the Board of Trustees ability to terminate it before then.  The Funds confirm that the expense limitation agreement will be filed as an exhibit to the Funds’ registration statement as part of PEA No. 107.

2.              Comment: In the Section “Management of the Fund—Portfolio Managers,” in the Prospectus summary, PNC Balanced Allocation Fund identifies six individuals that serve as portfolio managers to the Fund.  Please confirm that the disclosure complies with Item 5(b) of Form N-1A and explain supplementally whether the portfolio managers identified are jointly and primarily responsible for the management of the Fund.  If one of the individuals identified serves as a lead portfolio manager, please identify the individual in that capacity.

Response: The Funds confirm that the referenced disclosure complies with Item 5(b) of Form N-1A and confirms to the Staff that each portfolio manager is jointly and primarily responsible for the management of the Fund.

3.              Comment: In the Section “Management of the Fund—Portfolio Managers,” in the Prospectus summary, PNC Balanced Allocation Fund lists Sean T. Rhoderick’s position as “Chief Investment Officer of Taxable Fixed Income.” Please explain supplementally what this position refers to and consider clarifying the disclosure to explain the significance of this position.

Response: The Fund submits that “Taxable Fixed Income” is an internal division within PNC Capital Advisors, LLC (the “Adviser”).  Item 5 requires a statement of the portfolio manager’s title with his or her employer, and the Fund believes that such disclosure is responsive to the Item 5 requirement and does not require further explanation.

4.              Comment: The Staff notes that PNC Retirement Income Fund’s investment objective states that the Fund “seeks current income and some capital appreciation.”  The principal investment strategies in the Prospectus do not appear to address the Fund’s focus on fixed income investments.  Please review the disclosure in the Fund’s principal investment strategies and consider enhancing the discussion of fixed income investments consistent with the Fund’s investment objective.

Response: The Funds respectfully submit that PNC Retirement Income Fund’s principal investment strategies disclose that it intends to invest to a significant extent in fixed income investments.  For example, the Prospectus discloses that the Fund will typically invest between 30% and 100% of its assets in fixed income investments.  In addition, the Fund refers the Staff to the disclosure in the fourth full paragraph in the Prospectus summary in the Section “Principal Investment Strategies,” which contains a description of the Fund’s investments in fixed income securities.

5.              Comment: The Staff notes that the “Other Expenses” shown in the “Annual Fund Operating Expenses” table for each of the Target Date Funds appears relatively high. Please explain what is included in the “Other Expenses” line item of the “Annual Fund Operating Expenses” table for each of the Target Date Funds and consider subdividing that line item into subcaptions or identifying the subcomponents parenthetically.

Response: The amounts of “Other Expenses” shown in the referenced table are due to the fixed costs of each Fund applied against the relatively small asset size of each Fund.  The expenses included within “Other Expenses” are generally consistent with those included in that line item for other similar PNC Funds and the Funds respectfully decline to make any changes in response to this comment.

6.              Comment: In the “Annual Fund Operating Expenses” table, the Staff notes that there is a reference to footnote 5 in the line items “Fee Waiver and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.” The Staff believes that only one reference to footnote 5 is necessary in the table.

Response: The Funds respectfully decline to make the requested change.

7.              Comment: The principal investment strategies of PNC Retirement Income Fund refer to the Fund’s ability to engage in short sales. Please confirm interest and dividend expenses related to the use of short sales would be included as a separate line item in the “Total Annual Fund Operating Expenses” table, if incurred.

Response: The Fund submits that while it retains the ability to engage in short sales, it did not incur expenses during the last fiscal year related to the use of short sales that would be required to be included as a separate line item in the “Annual Fund Operating Expenses” table.

8.              Comment: In the Prospectus summary, in the Section “Principal Investment Strategies,” PNC Retirement Income Fund refers to its ability to invest in “mortgage- and asset-backed securities.” Please explain supplementally what limits exist, if any, with respect to the Fund’s investments in mortgage- and asset-backed securities. If the Fund is not subject to any such limitations, please acknowledge that the Staff considers mortgage- and asset-backed securities to be part of the same industry and that if a Fund invested in excess of 25% of its total assets in such industry, it would be required to adopt a policy with respect to industry concentration pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund has not adopted an investment restriction specific to mortgage- and asset-backed securities, but its investments in such securities may be limited by other restrictions applicable to the Fund.  The Fund acknowledges receipt of the above-stated comment, but respectfully submits that it is not aware of any published guidance from the SEC or its Staff that all mortgage- and asset-backed securities are necessarily part of a single industry and the Fund notes that the Staff’s prior published guidance on the issue states that a registrant may define its own industries within certain limitations.  See Former Guide 19 to Form N-1A.

9.              Comment: The Staff notes that in the Prospectus summary in the Section “Principal Investment Strategies,” PNC Retirement Income Fund states, “[t]he Fund does not expect, under current market conditions, that the weighted average duration of the Fund’s assets allocated to fixed income investments will significantly exceed that of the longer of Barclays U.S. Aggregate Bond Index’s and Barclays U.S. Government/Credit Bond Index’s weighted average durations.”  Please disclose the anticipated average duration of the Fund, or, alternatively, please disclose the average duration of each of the referenced indices as of a recent date.

Response: The Fund will consider adding disclosure in response to this comment in connection with the next annual update to the Fund’s registration statement that relates to the Fund’s existing classes of shares.

10.       Comment: The Staff notes that the principal investment strategies for each Target Date Fund refer to the ability of the Funds to invest in “hedge funds and other private funds.”  Please confirm supplementally that the Funds’ investments in such private funds would be subject to the 15% limit on a Fund’s investments in illiquid securities.

Response: The Funds have not historically invested in hedge funds or private funds.  If the Funds were to do so, the Funds would evaluate whether those investments were illiquid under the Funds’ liquidity policies.  The Funds would expect to treat any traditional hedge funds or other private funds that offer only periodic liquidity (e.g., quarterly or less frequent liquidity) as illiquid investments.

11.       Comment: The Prospectus summary for PNC Retirement Income states that “[t]he Fund’s actual allocations can and will differ from the ranges shown,” and “[t]he Fund reserves the flexibility to change the ranges without notice to shareholders.” Please explain supplementally what is meant by these two statements and consider revising the disclosure to the extent that these statements are duplicative.

Response: The Fund submits that the statement that “[t]he Fund’s actual allocations can and will differ from the ranges shown” refers to the ability of the Fund to diverge from the ranges shown in the table due to, among other issues, changes in the market values of the Fund’s investments.  The Fund refers the Staff to the disclosure qualifying that statement, which states that “under normal circumstances and subject to market fluctuations, [the Fund will] typically remain within the ranges indicated.”

The statement that “[t]he Fund reserves the flexibility to change the ranges without notice to shareholders” clarifies that the percentage allocations are not fundamental investment policies of the Fund and do not otherwise require advance notice to shareholders before they may be changed.

12.       Comment: The Staff notes that “Active Trading Risk” is disclosed as a principal risk of investing in the PNC Retirement Income Fund but that the Fund’s principal investment strategies do not reference active trading as a principal investment strategy of the Fund.  The Staff also notes that the PNC Retirement Income Fund had a portfolio turnover rate of 318% in its most recent fiscal year. Please explain that active trading is a principal investment strategy of the Fund in the discussion of it principal investment strategies.

Response: The Fund notes that its relatively high portfolio turnover rate during the 2014 fiscal year was primarily attributable to a significant purchase and subsequent redemption of the Fund’s shares that occurred during the initial ramp up of the Fund’s investment portfolio and respectfully declines to make any changes to its disclosure at this time.

13.       Comment: The Staff notes that “Management Risk” for each of the Target Date Funds states that the Funds have “an especially long time horizon.” Please explain supplementally what is meant by this statement supplementally and consider revising the Fund’s principal investment strategies to discuss the Fund’s anticipated time horizon.

Response: The Fund submits that these funds are target date funds that seek to provide investment portfolios for investors whose investment time horizon coincide approximately with the date specified in the Fund’s name. The Funds will consider clarifying changes to the disclosure during the next annual update of the Fund’s registration statement.

14.       Comment: Please explain supplementally why the PNC Retirement Income Fund uses the “S&P Target Date Retirement Index”.  The Staff notes that neither the investment objective nor the principal investment strategies of PNC Retirement Income Fund identify itself as a target date fund.

Response: The PNC Retirement Income Fund is in effect a target date fund available to, among others, investors who are in retirement or who expect to retire in the near future. The Fund respectfully submits that the S&P Target Date Retirement Index is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7) that is required to be disclosed in the “Average Annual Total Returns Table” pursuant to Item 4(b)(2)(iii) of Form N-1A.

15.       Comment: In the Prospectus summary for each of the Target Date Funds and in the Section “Investment Adviser and Investment Teams—Portfolio Management Team” of the Prospectus, the Staff notes that the narrative disclosure describing the Asset Allocation Committee is rather lengthy and appears to contain information that is not required by Item 5(b) of Form N-1A.  Please revise the disclosure for brevity and to include only such information that is required by Item 5 of Form N-1A.  The Staff also notes that Item 5(b) of Form N-1A only requires disclosure of the five persons with the most significant responsibility for management of the Fund’s portfolio if more than five persons serve as portfolio managers.

Response: The Funds respectfully decline to make any changes in response to this comment.  Item 5(b) of Form N-1A requires disclosure of the name, title, and length of service for each individual that is identified.  The Funds believe that the narrative disclosure provides the information required by Item 5(b) of Form N-1A and that the description of the experience of all of the members of the Asset Allocation Committee may be helpful to an investor’s understanding of the team responsible for managing the Fund.

16.       Comment: The investment objective of PNC Target 2020 Fund provides that the Fund “seeks to invest in a portfolio of investments that will provide an appropriate balance between capital appreciation and capital preservation in light of the Fund’s target date, with income as an additional goal.” However, the disclosure in the principal investment strategies states that the overall target allocations have been designed to “focus on capital preservation as the target date approaches.” Please explain supplementally how the referenced disclosure is not inconsistent and consider clarifying the Prospectus disclosure.

Response: The Fund respectfully submits that both statements are consistent and notes that both reference the Fund’s target date, with the first statement describing that the balance between capital appreciation and capital preservation will be viewed “in light of the Fund’s target date” and the second statement disclosing that the Fund’s target allocations have been designed to focus on capital preservation “as the target date approaches.”

17.       Comment: For each of the Target Date Funds, please consider deleting the portions of the glide path graphs showing periods of time prior to a Fund’s launch.

Response: The Funds respectfully decline to make the requested change as showing investors the full glide path may help investors to understand how the Funds’ allocations are designed to change over time.  The Funds will re-consider the Staff’s comment in future years as the Funds get further from their inception dates.

18.       Comment: Please explain supplementally what is expected to occur when a Fund reaches the target date that is disclosed in its prospectus.  If the Fund would be merged into another Fund or other action would be taken to change the strategies of the Fund, please include disclosure that explains this intention in the Prospectus.

Response: The Funds respectfully submit that in the Prospectus summary for each Fund, in the “Principal Investment Strategies” section, each Target Date Fund includes the following disclosure that addresses the Staff’s comment: “[w]hen the target allocations of the Fund are substantially the same as those of PNC Retirement Income Fund, the Fund may be merged into PNC Retirement Income Fund at the discretion of the Board of Trustees (the “Board”), or into such other registered investment company as the Board may determine, without prior notice to shareholders of the Fund.”  In addition, the Funds’

Statement of Additional Information contains the following disclosure in the Section “Description of Shares”:

Each of PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund and PNC Target 2050 Fund expects to reach its most conservative asset allocation ranges on or around its respective target date. At that time, each Target Date Fund’s asset allocation ranges are expected to be substantially similar to those that apply to PNC Retirement Income Fund. Accordingly, the Board has approved a proposal and intends to cause each Target Date Fund to merge into PNC Retirement Income Fund on or around its respective target date. The consummation and timing of the mergers remains subject to the Board’s discretion, the Board’s consideration of other strategic alternatives, and applicable regulatory requirements. There can be no assurance that the mergers with the PNC Retirement Income Fund will occur.

19.       Comment: In the Section, “Details About the Funds—More Information About Investment Objectives and Principal Investment Strategies,” the Prospectus states, “[a] Fund with a policy requiring it to invest at least 80% of its net assets in particular types of securities also may temporarily deviate from such policy in other limited, appropriate circumstances, such as during periods of unusually large cash inflows or redemptions, or the temporary unavailability of a sufficient supply of such securities.”

In addition, in the Section “Important Additional Information—Derivatives and Futures Contracts,” the Prospectus states, “In fulfilling the Balanced Allocation Fund’s 80% investment requirement referred to above under “More Information About Investment Objectives and Principal Investment Strategies,” the Fund may include in the computation synthetic instruments with economic characteristics similar to the types of securities subject to the requirement, such as derivatives or futures contracts.”

Please explain whether the Balanced Allocation Fund has a policy to invest 80% of its assets in a particular type of investments, and, if not, please remove the referenced disclosure.

Response: The Fund has removed the referenced disclosure.

20.       Comment: In the discussion of the principal risks of investing in the Funds under the caption “Derivatives Risk,” the Funds refer to their ability to act as a “seller” in a credit default swap.  If a Fund may write credit default swaps, please confirm supplementally or disclose in the Registration Statement that, for purposes of Section 18 of the 1940 Act, such Fund determines its segregation obligations based on the notional value of the credit default swaps.

Response: The Funds have not historically written credit default swaps but retain the flexibility to do so in the future. To the extent the Funds write credit default swaps in the future, the Funds confirm that they would intend to segregate assets in respect of those positions in a manner PNC Funds believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.

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We believe that this submission fully responds to your comments.  Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:                                Jennifer Spratley

Thomas R. Rus

Jeremy C. Smith, Esq.